Offering Statement for Inspired Futures AI, LLC ("mytaptrack®")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Inspired Futures AI, LLC

   40911 250th Ave SE

   Enumclaw, WA 98022

Eligibility

2. The following are true for Inspired Futures AI, LLC:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   David Kirschbaum

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2018	Present	Inspired Futures AI, LLC	Founder and CFO
01/01/2007	Present	OCMAS Ventures, LLC	Board Member
01/01/2006	Present	Kirschbaum Consulting LLC.	Founder and President

David Kirschbaum is a founder and the Chief Financial Officer of Inspired Futures, LLC. He has been involved with the company since July 2018 when he provided significant seed money to help Mr. Keating develop and field test the mytaptrack® Minimally Viable Product and work through its initial test and product verification phase. He is also the founder and President of Kirschbaum Consulting, LLC since 2006 and is a significant shareholder and on the Board of OCMAS Ventures, LLC. since 2007 which owns the web technology company, Mission Data. Mr. Kirschbaum has a Bachelor of Science in Computer Science with a minor in Physics from Washington State University and a Master of Business Administration from Indiana University in Finance. He is also a Certified Management Accountant. Mr. Kirschbaum has been a consultant since 1990 to a variety of industries and provides expert testimony of financial and accounting issues including fraud investigations. During his career, Mr. Kirschbaum has held executive positions at national and international consulting firms as well as one of the top 10 accounting firms in the United States. Work History (https://www.linkedin.com/in/david-kirschbaum-7292056/): Founder and CFO, Inspired Futures AI, LLC - July 2018-Present; Board Member, OCMAS Ventures, LLC. - 2007-Present; Founder and President, Kirschbaum Consulting LLC. - 2006- Present;

Name
Aaron Quiggle

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2020	Present	Inspired Futures AI, LLC	SVP and Educational Consultant
05/01/2019	Present	Growth Mindset Consulting	Business Solutions Advisor
03/01/2018	Present	Education Galaxy	Vice President of Sales
06/01/2017	Present	Frog Street	Eastern US Sales Director

Short Bio: Aaron Quiggle is a Senior Vice President for Inspired Futures, LLC. Mr. Quiggle is a 25 year veteran in Education and the EdTech industry. He has experience as a Sales Representative, a National Director, and a Vice President. He also has experience with both Inside Sales and Account Management where he led all inside customer-facing teams. Early in his career, Aaron was an elementary school teacher, where he received first-hand experience in teaching and working with kids in special education. Quiggle has a M.A. in Teaching and a B.S. in Legal Studies from the University of Pittsburgh. Work History (https://www.linkedin.com/in/aaron-quiggle-52a4854/): SVP and Educational Consultant, Inspired Futures AI, LLC - October 2020-Present; Business Solutions Advisor, Growth Mindset Consulting - May 2019-Present; Vice President of Sales, Education Galaxy - March 2018-May 2019; Eastern US Sales Director, Frog Street - June 2017-March 2018;

Name
Jenny Klein-Sosa

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2019	Present	Inspired Futures AI, LLC	Chief Research Officer
03/01/2021	Present	Rebecca Pomroy Foundation Inc.	Board Member
04/01/2018	Present	ICCD Partners	ICCD Partners

Short Bio: Dr. Jenny Klein-Sosa is a Founder and the Chief Resource Officer for Inspired Futures, LLC. Dr. Klein-Sosa is a child psychologist who has worked within multidisciplinary clinical teams in private, community, and hospital settings. Her recent work includes being a Psychologist and Neuropsychological Evaluator at Integrated Center for Child Development. Early in her career Dr. Klein-Sosa worked as a state level education policy analyst and researcher for the state of Massachusetts. Dr. Klein-Sosa has a B.S. in Psychology from the University of Florida, and a M.S. and Ph.D. in Clinical Psychology from the University of Central Florida Work History (https://www.linkedin.com/in/jenny-klein-sosa-ph-d-a92a1b10/) : Chief Research Officer, Inspired Futures AI, LLC - April 2019-Present; Board Member, Rebecca Pomroy Foundation Inc. - March 2021-Present; Psychologist/ Neuropsychological Evaluator - ICCD Partners - April 2018-Present;

Name
Nikody Keating

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2018	Present	Inspired Futures AI, LLC.	Founder and CEO
07/01/2016	Present	Mutual of Enumclaw	Cloud Architect

Nikody Keating is a Founder and Chief Executive Officer of Inspired Futures, LLC. Mr. Keating comes with over 20 years of experience in building technologies which impact everyday lives, as well as being a part of and leading startup companies. His work in technology spans from custom hardware to cloud native technologies. Notable technologies he has helped build are Coca-Cola Freestyle, XBox, maps.bing.com and various others. He has held positions as a Cloud Architect for a mutual insurance company, Solution Architect and at a large aerospace manufacturer and various other Architect roles for smaller companies. Keating's journey for mytaptrack® started when his son, Owen, went to his first day of kindergarten. He and his wife dropped Owen off for his first day of school, but unlike most kids Owen is autistic. Within four hours, his wife received a call from the school wanting to set up a meeting. Within two weeks they had the meeting where the school pushed to move Owen out of his general education classroom. After two months, Owen was spending most of his time in an isolated learning environment. It wasn't until the first individual education plan meeting that Mr. Keating realized that something needed to be improved. The school over the previous months had done assessments which had documented significant symptoms of absence seizures without communicating that information back to his parents. Owen had a history of absence seizures and was receiving medication for this issue. However, the delay in information from the school contributed in a delay to the needed change in prescription address the seizures. This experience helped Mr. Keating realize we ask too much of our teachers. We ask them to be medical triage teams, social workers, therapists, behavior analysts, and various other roles, all on top of teaching our children. Mr. Keating decided to be part of finding the solution to this problem and developed mytaptrack to simplify the data collection and communication and free up teacher time to focus on what they do best, teaching. Work History (https://www.linkedin.com/in/nikodykeating/): Founder and CEO, Inspired Futures AI, LLC. - May 2018-Present; Cloud Architect, Mutual of Enumclaw - July 2016-Present;

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Nikody Keating

Securities:	500,000
Class:	Common Units
Voting Power:	50.4%

David Kirschbaum

Securities:	350,000
Class:	Common Units
Voting Power:	35.3%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Inspired Futures AI, LLC aims to remove the obstacles around supporting children and adults who need more support. In school, the biggest obstacle that blocks a child from engaging in their own education are issues around behavior. These are the same obstacles for which teachers request the most support. Currently, the vast majority of teachers track behavior with pen and paper, with more detailed reports being written after the fact (e.g. the end of the day) when they have time. Inspired Futures AI, LLC aims to end that by making tracking and note taking significantly more simple, by collecting better information in the moment. This contemporaneous information is then available to the entire team in real time. Thus allowing the teacher and child to gain a better level of timely support from a larger group of caregivers including school employees, doctors, therapists and more. We are a disruptive technology which requires early adopters and innovators to engage and prove out the solution. Our goal is to engage with school districts to provide our solution to their schools. We estimate the worldwide market for special education which could benefit from mytaptrack® is $3.4 billion. Additional secondary markets in general education and medicine have been identified. Our initial market target is to get mytaptrack® into School Districts since they have the most money in this area and the most options for funding. Once Districts make large purchases and become familiar with the product, they can then influence districts around them. Educators also have organized conferences which has a variety of useful aspects for our marketing efforts to get the word out efficiently, as well as focus efforts around mytaptrack®. Additional reasons to initially target the education market for mytaptrack® include: • Kids' behavior challenges often present themselves in schools and information must then be relayed to doctors, therapists, and others. • Schools have a regulatory requirement to collect this data. • The ability to immediately and actionably stream information to other providers provides the schools with the opportunity to significantly improve the child's health and education. • Our team has the most familiarity with the K-12 education market. Once Inspired Futures is financially successful in the education market, we will then have the financial resources to pursue other markets for mytaptrack. We engage customers over LinkedIn, email campaigns and education conferences. This allows us to reach a larger group and find innovators across the country. Our primary focus at this time are Texas, Pennsylvania and New Jersey, though we do connect with others outside those regions as opportunities present themselves. The product is a Solution as a Service, where all apps, hardware devices and computer programs are provided as part of the service. The costs for these can be resolved in multiple ways including grants, education budgets based on government funding per child (which increases for special education) and potentially even insurance. All of these options allow a larger audience. Our technology is built as a cloud native service in AWS operating on their serverless technology. We have our own hardware device which allows for discrete tracking of behaviors, increased capabilities with verbal notes and voice commands, and is a convenient tool for teachers in the classroom. This component is patent pending, giving us a compelling competitive advantage in the market. For users who prefer it, we have also built an app on a cross platform framework. This allows us to provide another tool for tracking which can be loosely tied to the users of the system, but maintains a high level of security. Finally, the web portal visualizes the information leveraging serverless web hosting, and allows for a variety of real-time reporting, notifications and tracking tools for analysis. Our founder Nikody Keating is the expert on technology and startups, having architected an early version of the Coca-Cola Freestyle soda dispenser, worked on XBox before it came out, maps.bing.com before it came to market and a variety of other startups and technologies. David has over 30 years working in financial consulting and has invested and sat on the board of technology growth companies since 2007. Jenny is a child psychologist who has worked within multidisciplinary clinical teams in private, community, and hospital settings, and she also has experience as a state level education policy analyst and researcher. Finally, Aaron brings over 20 years of experience in marketing and selling Educational Technology to schools and districts.

mytaptrack® currently has 4 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Inspired Futures AI, LLC speculative or risky:

    1. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and

caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or cannot attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your units are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these units and the company does not have any plans to list these units on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, your pro rata ownership interest may be reduced to the extent of any such future sales.

9. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

10. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Inspired Futures AI, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $249,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

These funds go toward the operating costs of the company, as well as our Sr. Sales VP salary, which should enable us to increase revenue over the next 18 months and turn leads into fully realized customers.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Employee Compensation	$7,000	$135,000
IT Infrastructure & Security	$2,510	$54,000
Marketting	$0	$30,000
Legal and other sales expenses	$0	$18,749
Total Use of Proceeds	**$10,000**	**$249,999**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Inspired Futures AI, LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $5.01 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	1,196,320	991,250	Yes	
Non-voting Common Units	175,004	175,004	No	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

None of the Company's existing debt is convertible into equity, and there are no warrants, options, or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Limited Liability Company Agreement for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	David Kirschbaum
Amount Outstanding:	$100,000
Interest Rate:	6.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

This note is to memorialize a loan made to Inspired Futures, LLC by David Kirschbaum in the amount of $100,000. Payment of this loan was made in two installments. The first was on August 21, 2020 in the amount of $20,000 and the second was on November 2, 2020 in the amount of $80,000 for a total loan amount of $100,000. This is an interest free loan until January 1, 2023. At that time interest will accrue at .5 percent per month on the remaining outstanding balance, including any unpaid interest. This amount will be calculated on the last day of each month with the first interest calculation occurring on January 31, 2023. Upon written request (including electronic), Mr. Kirschbaum is entitled to have ten percent of Inspired Futures monthly revenues paid to him against any accrued balance on the loan including the original amount and any unpaid interest. This election is solely at Mr. Kirschbaum's discretion and can also be suspended by him at his sole discretion. This clause does not restrict Inspired Futures ability to repay the loan at any time at its own discretion using whatever funds it chooses.

25. What other exempt offerings has Inspired Futures AI, LLC conducted within the past three years?

Date of Offering:	08/2018
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$75,000
Use of Proceeds:	Sales, general and administrative expenses.

Date of Offering:	08/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$325,000
Use of Proceeds:	Sales, general and administrative expenses.

Date of Offering:	03/2020
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Common Stock
Amount Sold:	$52,261
Use of Proceeds:	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
David Kirschbaum	CFO	Loan	$100,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Inspired Futures AI, LLC was founded on May 18, 2018. The Minimal Viable Product for mytaptrack was developed and introduced to schools across the country for field testing by November 2019. Our research showed that the approach, with a transition to an improved device, would significantly improve data collection, improve communication, and simplify the user experience in schools. We used information gained from this field testing to develop the current product which was available for marketing and sales by March 2020. The company's strategy was to transition from development to a go-to-market phase in March 2020. This timing was intended to work with school districts' normal budget decision cycle, typically in April each year. The Covid-19 school shutdowns in March 2020 and transition to remote, hybrid or other non-traditional formats forced the education market to focus on its immediate needs rather than process improvement. This delayed our go-to-market sales plan by 6 months to 12 months, depending on the state and school district. We used this time to continue improvements to the backend processing system for mytaptrack and develop related products preferred by some users to the original button concept. In October 2020, Inspired Futures AI, LLC initiated a modified go-to-market strategy as schools began to reopen across the country. This effort included hiring a full-time Senior Vice President of Sales and Marketing. This effort was financed using a $100,000 loan from one of the founders. The sales pipeline over the last six months has more than doubled, with interest and involvement across six states from a total of at least 25 schools and/or school districts. Our operating expenses amounted to $151,382 and $196,662 for the years ended December 31, 2020 and 2019,respectively. The reduction in total operating expenses is attributable to a reduction of $55,784 in research and development costs from $89,183 in the year ended December 31, 2019 to $33,399 in the year ended December 31, 2020. Other significant components of our operating costs are advertising and marketing, which amounted to $30,106 and $34,189 in the years ended December 31, 2020 and 2019, respectively, and cloud services which amounted to $33,858 and $35,371 in the years ended December 31, 2020 and 2019, respectively. We recorded revenue of $320 in the year ended December 31, 2020 and no revenue in the year ended December 31, 2019. We plan to continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. The firm does not have any guaranteed sources of capital at this time.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

Taxes

Total Income	Taxable Income	Taxes Paid
$320	($231,282)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Inspired Futures AI, LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available. Video Transcript Transcript: Nikody Keating (CEO): mytaptrack is about improving outcomes. We do this by using technology to simplify and improve the capabilities in the classroom. Teachers can use a simple device to click in order to track behaviors, and this information is sent immediately allowing the school to actually get notifications and provide on demand support to the classroom in exactly the right way the classroom needs it. We also have the ability to connect more people around the student. From the behavior behavior specialist inside the school to the school psychologist, but even to outside the school itself, to the child's doctor, neurologist, nutritionist, therapist. All of these people can get access to the best possible data in order to help the child achieve the best possible outcome. Aaron Quiggle (VP Sales & Marketing): mytaptrack is saving people a ton of time. It's eliminating the double work because we're capturing the data at the moment it occurs in the classroom and immediately sending it back where it's documented and reported. So it eliminates teachers having to tally, use short codes, clock watch, and then come back around in planning period and put their data into another system or translate into a chart. They can use that time to put it back into the classroom to plan better instruction for students. David Kirschbaum (CFO): When Nikody first brought the concept of mytaptrack to me and asked me if I wanted to get involved, I was excited about the fact that it was taking what amounted to a manual process in the education community and turning it into a more automated process. It's similar to when I was coming up in the finance industry and we went from books and records on paper sheets and began to use spreadsheets. Tasha Bennett (Special Education Teacher / Customer): The data for us is invaluable because our services we provide to these kids, we base it off the data. And that data is, it's just crucial. And everybody in these general education classrooms as well as the special education classrooms deserve the best we can do for them. When we have accurate real-time data, from the person providing that education, it gives me the ability to make immediate recommendations on change, how we can support the kid and the teacher in all of their activities which then impacts everybody else in the classroom. Nikody Keating (CEO): I want to thank you for your time. We would be honored to have you as part of our journey, in helping the over 7 million children in education that could use this type of support. We can change the lives of so many people together.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://mytaptrack.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.